                                                                                                Exhibit 99 (f)

            System Energy Resources, Inc.
 Computation of Ratios of Earnings to Fixed Charges and
         Ratios of Earnings to Fixed Charges

                                                                        Twelve Months Ended
                                                       ---------------------------------------------------
                                                                           December 31,                     March 31,
                                                          1989       1990     1991       1992       1993      1994
                                                       --------------------------------------------------------------
                                                                  (In Thousands, Except for Ratios)
Fixed charges, as defined:
  Interest on mortgage bonds                           $148,402   $138,689  $126,351   $104,429   $91,472    $89,777
  Interest on other long-term debt                       91,295     91,955    92,187     92,189    93,346     89,856
  Interest on lease nuclear                              18,298     13,830    10,007      6,265     6,790      6,875
  Interest on notes payable                                  --         --        --         --        --         13
  Amortization of expense and premium on debt-net         7,326     10,532     7,495      6,417     4,520      3,920
  Other interest charges                                  2,790      1,460     3,617      1,506     1,600      2,061

Total fixed charges, as defined                        $268,111   $256,466  $239,657   $210,806  $197,728   $192,502

Earnings as defined:
  Net Income                                          ($655,524)  $168,677  $104,622   $130,141   $93,927    $83,694
  Add:
    Provision for income taxes:
      Federal and State                                (168,440)     4,620   (26,848)    35,082    48,314     62,960
      Deferred Federal and State - net                   93,048     52,962    37,168     23,648    60,690     45,972
    Investment tax credit adjustment - net              (14,321)    56,320    63,256     30,123   (30,452)   (30,381)
    Fixed charges as above                              268,111    256,466   239,657    210,806   197,728    192,502

Total earnings, as defined                            ($477,126)  $539,045  $417,855   $429,800  $370,207   $354,747

Ratio of earnings to fixed charges, as defined              (a)       2.10      1.74       2.04      1.87       1.84


- ------------------------
 (a) Earnings for the twelve months ended December 31, 1989 were inadequate to cover fixed charges due to
     System Energy's cancellation and write-off of its investment in Grand Gulf 2 in September 1989.
     The amount of the coverage deficiency for fixed charges was $745.2 million.
